Exhibit 12.1

ELIZABETH ARDEN, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended June 30,
	2005	2006	2007	2008	2009
Earnings, as defined:
Net income (loss)	$37,604	$32,794	$37,334	$19,901	$(6,163)
Income taxes	17,403	11,281	7,474	1,534	(8,316)
Fixed charges, as defined below	27,893	28,257	35,073	34,485	31,727

Total earnings, as defined	$82,900	$72,332	$79,881	55,920	17,248

Fixed charges, as defined	$27,893	$28,257	$35,073	34,485	31,727

Total fixed charges, as defined	$27,893	$28,257	$35,073	34,485	31,727

Ratio of earnings to fixed charges	2.97	2.56	2.28	1.62	0.54 (1)

The Company’s consolidated ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings are the sum of income (loss) from continuing operations, taxes, and fixed charges. Fixed charges include interest, amortization of debt expense, discount on premium relating to indebtedness and one-third of rental expense.

(1)	For the fiscal year ended June 30, 2009, earnings were insufficient to cover fixed charges as evidenced by a less than one-to-one coverage ratio as shown above. Additional earnings of approximately $14.5 million were necessary for the fiscal year ended June 30, 2009 to provide a one-to-one coverage ratio.